Exhibit (a)(2)
PACKETEER BOARD REJECTS ELLIOTT OFFER
Recommends Stockholders Not Tender Shares
And Adopts Limited Duration Stockholders Rights Plan
     CUPERTINO, California, April 1, 2008 — Packeteer®, Inc. (Nasdaq: PKTR) the global leader in WAN application performance solutions, today announced that its Board of Directors, after a thorough review with the assistance of its financial and legal advisors, unanimously determined that the $5.50 per share unsolicited conditional cash tender offer from Elliott Associates, L.P. (“Elliott”), is contrary to the best interests of the Company’s stockholders. Accordingly, the Board recommends that stockholders reject the Elliott offer and not tender any of their shares to Elliot. The basis for the Board’s unanimous decision and recommendation is set forth in the Company’s Schedule 14D-9 filed today with the Securities and Exchange Commission.
     The Company also announced that the Board had adopted a stockholders rights plan (“Rights Plan”) with a one year duration. Under the Rights Plan, stockholders of record at the close of business on April 14, 2008 will receive one share purchase right for each share of Packeteer, Inc. Common Stock held on that date. If any person or group acquires 15% or more of Packeteer, Inc.’s Common Stock without prior Board approval, there would be a triggering event causing significant dilution in the voting power of such person or group. The Rights Plan, which is similar to the rights plans of many other public companies, will continue in effect until March 31, 2009, unless earlier redeemed or terminated by Packeteer, as provided in the Rights Plan.
     The Board also confirmed that it was exploring alternatives to maximize value for stockholders, which may include a business combination with third parties or with Elliott, remaining independent, or other strategic or financial alternatives that could deliver higher stockholder value than the current Elliott tender offer. The Company has received indications of interest from, and conducted discussions with, various third parties both prior to and following announcement of the Elliott tender offer, as further described in the Company’s Schedule 14D-9.
Reasons for the Board’s Recommendation
     In arriving at its decision regarding the Elliott tender offer, the Board of Directors considered numerous factors, including but not limited to the following:
•	The Board has recently commenced a review of the Company’s strategic alternatives, and believes that if the Board determines that a sale of the Company or a strategic business combination is in the best interests of the stockholders of the Company, the Company is well-positioned to negotiate a transaction with a value greater than the Elliott tender offer.

•	If the Company’s operating plan for fiscal 2008 is achieved, the Board believes that the Company’s stand-alone operations will produce significantly greater value for the stockholders than that provided by the Elliott tender offer.

•	The Elliott tender offer does not reflect the synergy value that may be obtained from a strategic combination.

•	The Elliott tender offer is coercive to Packeteer stockholders and creates a liquidity risk for stockholders who do not tender.

•	The Elliott tender offer is highly conditional.
     UBS Investment Bank is acting as financial advisor to the Company and DLA Piper US LLP is acting as legal advisor.

     In connection with the Elliott tender offer, the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Company’s stockholders should read carefully the Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to the Elliott tender offer because it contains important information. Free copies of the Schedule 14D-9 and the related amendments or supplements thereto that the Company has filed with the SEC are available at the SEC’s website at www.sec.gov.
About Packeteer
     Packeteer is the global leader in WAN Application Delivery. Packeteer’s solutions provide an intelligent, unified and adaptive approach to monitor, shape, and optimize applications, delivering the best user experience for any application to any location. For more information, contact Packeteer at +1 408 873-4400 or visit the company’s Website at http://www.packeteer.com.
Forward Looking Statements
     Certain statements made in this press release indicating the Company’s or management’s intentions, beliefs, expectations, plans, prospects, or predictions for the future are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual or future results to differ materially from those suggested by the forward-looking statements, and readers are cautioned not to place undue reliance upon these forward-looking statements. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual or future results to differ materially from those suggested by the forward-looking statements, including: the ability of the Company to execute its business plans as a stand-alone company; the success of the Company’s new product introductions, particularly the Company’s acceleration related technologies; the ability of the Company to successfully compete in an increasingly competitive market; the perceived need for the Company’s products; the Company’s ability to convince potential customers of the value proposition offered by the Company; the costs of competitive solutions; the Company’s reliance on third party contract manufacturers; continued capital spending by prospective customers; macro-economic conditions; and other risks referenced from time to time in the Company’s filings with the SEC, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Elliott offer include: the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities; and the outcome of any litigation related to the Elliot offer or the Board’s recommendation that stockholders reject the Elliott offer.